K&L Gates llp 1601 K Street, N.W. Washington, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

September 10, 2013

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KraneShares Bosera MSCI China A Share ETF and KraneShares [NAME] CSI 300 China A Share ETF
(File Nos. 333-180870 and 811-22698)

Dear Mr. Grzeskiewicz:

On May 17, 2013, KraneShares Trust (the “Trust” or “Registrant”) filed Post-Effective Amendment No. 3 to its registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) to register with the SEC two new series of the Registrant, the KraneShares Bosera MSCI China A Share ETF and KraneShares [NAME] CSI 300 China A Share ETF. Post-Effective Amendment No. 16 to the Trust’s registration statement will register shares of the KraneShares Bosera MSCI China A Share ETF (the “Fund”). The Registrant does not intend to offer shares in the KraneShares [NAME] CSI 300 China A Share ETF at this time.

Via a teleconference on June 27, 2013, you provided comments on the Registration Statement. Following below is a summary of those comments and Registrant’s responses to them. Defined terms used below have the same meanings as in the Registration Statement. The changes to the Fund’s prospectus and statement of additional information, as described below, are filed concurrent herewith.

PROSPECTUS

FUND SUMMARY

Principal Investment Strategies

1.    The disclosure provides that the Funds use a management strategy known as “representative sampling.” In Items 4 and 9 of the prospectuses, please specify who performs the representative sampling for the Funds and how much discretion that party has in performing this function. Please also clarify whether all of the securities in the Underlying Index are common stock.

RESPONSE:  The Registrant has made the requested changes.

2.    (a)   The Underlying Indexes for the Funds are described as being “free-float.” Please define the term “free-float” and disclose the nationality of the Index Providers.

RESPONSE: The Registrant has made the requested changes.

(b)   In Item 9 of the prospectus, please discuss when the Underlying Indexes were created, whether the Underlying Indexes were designed with the Funds in mind, and whether additional information about the Underlying Indexes is available to the public.

RESPONSE: The Registrant has made the requested changes. The Underlying Index was not designed with the Fund in mind.

3.    In Item 9 of the prospectus, please discuss the differences between the Underlying Indexes of each of the Funds. To the extent that there are any significant differences between the Underling Index of each of the Funds, please disclose them in the summary prospectus.

RESPONSE: Since only the Fund will be offered at this time and references to other series have been removed from the prospectus, there are no longer Underlying Indexes to compare and disclosure has not been added in response to this comment.

Principal Risks

4.    (a)   With respect to the “Specific Risks of Investing in the A Shares Market,” please inform the Staff as to the size of the A Share quota, whether the quota is sufficient to meet the Funds’ requirements, whether each of the Funds has first call and the potential impact on the Funds if the quota is insufficient to meet the Funds’ requirements.

RESPONSE: Bosera Asset Management (International) Co., Ltd. (“Bosera”) is seeking an A Share quota as a RQFII for the Fund’s exclusive use. Bosera and the Fund intend to seek an A Share quota of $500 million. The Registrant currently expects the contemplated quota, if granted, to be sufficient to meet the Fund’s requirements, but can make no guarantee in this regard. The Fund is expected to be named with Bosera on the quota application such that any quota granted pursuant to that application will not be available to other clients of Bosera. As disclosed in the Fund’s prospectus, Bosera also may apply for a QFII quota to provide the Fund additional access to A Shares, if the need arises, although there is no guarantee that Bosera will apply for a QFII quota or that any such quota will be granted. Should insufficient A Share quota be available to the Fund in the future, the Fund has several options. First, to the extent that it is not already doing so, consistent with its exemptive order, the Fund could seek exposure to the component securities of the Underlying Index by investing in depositary receipts on the component securities and Hong Kong listed versions of the component securities. Second, the Fund may invest up to 20% of its assets in investments that are not included in the Underlying Index, such as B shares of companies listed on the Shanghai and Shenzhen Stock Exchanges, H shares of companies incorporated in mainland China and listed on the Hong Kong Stock Exchange, shares of Red Chip companies with controlling Chinese shareholders that are incorporated outside of mainland China and listed on the Hong Kong Stock Exchange, shares of China-related companies listed on the Hong Kong Stock Exchange, American Depositary Receipts (ADRs) representing securities not in the Underlying Index, derivative instruments, including swaps and index futures, investment company securities, including exchange traded funds, and cash or cash equivalents, including money market funds. In addition, the Fund could change its investment objective and could thus track an alternative index focused on Chinese-related stocks including, but not limited to, China A shares. Disclosure appears in the prospectus about the potential impact on the Fund if the quota becomes insufficient to meet the Fund’s future needs.

(b)   If there are any additional risks with respect to the Funds’ investments in A Shares, please disclose them in the prospectus.

RESPONSE: The Registrant believes that the current risk disclosure pertaining to the Fund’s investments in A Shares is adequate and informs potential shareholders of the risks known to the Registrant, though the Registrant cannot guarantee its exhaustiveness.

(c)   The disclosure currently provides that the Funds may suspend the creation of creation units if the Funds are “unable to obtain sufficient exposure to the performance of the Underlying Index due to the limited availability of A Share quota.” Please discuss any impediments the Funds may face in suspending the creation of creation units under the Investment Company Act of 1940 (“1940 Act”) or its conditions to regulatory relief.

RESPONSE: Registrant does not believe that the Fund would face impediments in suspending sales of Creation Units. Although open-end investment companies — like the Fund — may not suspend redemptions under section 22(e) of the 1940 Act, they may reject purchase orders at any time; and the Fund’s reliance on an ETF exemptive order does not alter this analysis. Registrant believes that the Commission’s and Staff’s principal concern with ETFs is that they continuously honor redemptions and thereby prevent their shares from trading at significant discounts to NAV. Registrant understands that the Commission and Staff may be most concerned with ETF shares trading at significant discounts (rather than premiums) because such discounts could harm Fund shareholders who, for personal financial reasons, may be required to sell ETF shares. Conversely, because there is no such thing as “forced” purchases of ETF shares, Registrant does not believe that the suspension sales of Creation Units by the Fund, which may lead to shares trading at a premium to NAV, presents a regulatory policy issue for the Commission or Staff. Accordingly, Registrant believes that the Fund may suspend sales of Creation Units under the exemptive order.

5.    With respect to the “Currency and Capital Controls Risk,” please disclose whether the Renminbi is readily convertible and whether there are any capital controls that could affect the repatriation of gains and operations for the Funds.

RESPONSE: The Registrant notes that an RQFII quota allows for daily repatriation and has revised the disclosure consistent with the Staff’s comment.

6.    Inasmuch as the Funds may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel Investment Company Institute dated July 30, 2010.

RESPONSE: The Registrant has considered the disclosure set forth in the above-referenced letter in preparing the Registration Statement.

7.    (a)   With respect to the “Investment in Investment Companies Risk,” the principal investment strategies section of the prospectuses should disclose the Funds’ investments in investment companies, including ETFs, and whether those investments fall within the Funds’ 80% Policies.

RESPONSE: The Registrant has modified the disclosure to clarify that the Fund’s investments in investment companies, including ETFs, are not a part of the Fund’s 80% Policies.

(b)   Please discuss whether there are any investment companies in the Underlying Indexes of the Funds. If investment companies are not in the Underlying Indexes, please discuss how the Funds will use investments in investment companies to track the Underlying Indexes and, if applicable, explain to us how such investments would be consistent with regulatory relief granted to the Funds.

RESPONSE: At present, the Registrant is not aware of investment companies being component securities of the Underlying Index. The Fund, however, may invest up to 20% of its assets in securities that are not components of the Underlying Index but that the Fund’s advisers believe will help the Fund track the Underlying Index, consistent with its disclosure and exemptive relief. Within such 20% asset basket, the Fund may invest in securities of investment companies, including other investment companies that track the Underlying Index or substantially similar indexes.

(c)   Please also consider whether adding an “acquired fund fees and expenses” line item to the Funds’ “Shareholder Fees” tables would be appropriate.

RESPONSE: Although the Fund may invest in securities of other investment companies as part of its 20% asset basket, they do not currently expect such investments to add 0.01% to its total expenses. Therefore, the Registrant does not believe that adding an “acquired fund fees and expenses” line item to the Fund’s “Shareholder Fees” tables would be appropriate.

Management

8.    Please disclose the co-adviser(s) to the Funds and their nationality.

RESPONSE: The Registrant has made the requested changes.

ADDITIONAL INFORMATION ABOUT THE FUNDS

Principal Investment Strategies

9.    Please discuss whether any of the securities in the Underlying Indexes are available to foreign investors only in the form of American Depositary Receipts.

RESPONSE: The Registrant understands that the securities in the Underlying Index are generally only available to non-Chinese mainland investors in the form of depositary receipts. In light of the Registrant’s intention, however, for the Fund to invest in A Shares directly in the Chinese market through an RQFII quota, the Registrant does not believe that the requested disclosure is necessary or appropriate. Therefore, the Registrant respectfully declines the staff’s comment.

SHAREHOLDER INFORMATION

Additional Tax Information

10.  The current disclosure speaks to withholding taxes in a general sense. To the extent applicable, please revise the disclosure to make it specific to the People’s Republic of China.

RESPONSE: The Registrant has added disclosure to direct potential investors to the portion of the Registration Statement that discusses withholding taxes in the People’s Republic of China.

STATEMENT OF ADDITIONAL INFORMATION

GENERALLY

11.  To the extent that there are any disclosures in the statement of additional information that relate to the Funds’ performance or might impact an investor’s decision to buy shares of the Funds, please ensure that they are also reflected in the prospectus.

RESPONSE: The Registrant acknowledges the Staff’s comment.

CREATION AND REDEMPTION OF CREATION UNITS

Costs Associated with Redemption Transactions

12.  The table discussing the transaction costs associated with redemptions is currently blank. Please confirm that the standard and variable transaction fees for redeeming creation units will not exceed 2%.

RESPONSE: The Registrant confirms that the standard and variable transaction fees for redeeming creation units will not exceed 2%.

*        *        *        *        *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Registration Statement or enclosed information, please contact me directly at (202) 778-9475.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane
Krane Fund Advisors, LLC
Kurt J. Decko
K&L Gates LLP

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